

February 20, 2009

Via U.S. mail and facsimile

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

> **Re:** **The Hain Celestial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008, as Amended October 28, 2008**
> **Schedule 14A filed February 18, 2009**
> **File No. 0-22818**

Dear Mr. Lamel:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Off-Balance Sheet Arrangements

1.	Please revise to clarify whether you have any off-balance sheet arrangements as to which disclosure is required by Item 303(a)(4) of Regulation S-K. If none, please so state.

Form 10-K/A Filed October 28, 2008

Equity Compensation Plan Information, page 16

2.   In view of our comments 3 and 7 below, please advise us as to whether revisions need to be made to your Equity Compensation Plan Information disclosure.

Schedule 14A Filed February 18, 2009

Compensation of Directors, page 12

3.   We note your statement that "On April 1, 2008, the Compensation Committee recommended, and the Board of Directors approved, a grant of 2,500 shares of restricted common stock to each of the Company's non-employee directors." We also note your statement on the next page in Proposal No. 2 that "We are asking our stockholders to approve the amendment and restatement of our 2000 Director Stock Options Plan (the '2000 Plan') to permit the issuance of restricted shares, restricted share units and dividend equivalents from the 2000 Plan. Currently, the 2000 Plan only permits the issuance of stock options." If the existing equity compensation plan for non-employee directors only permits grants of stock options, please explain how, and under what plan, grants of restricted stock were made on April 1, 2008 to each of the non-employee directors.

Annual Cash Incentives, page 36

4.   You disclose in general terms the nature of the performance goals for the fiscal year and the points assigned for each goal. You provide more detail with regard to the category "Financial Measures," which appears to represent 50% of the aggregate bonus opportunity. However, you provide less detail for the categories "Strategic Direction" and "Leadership," which appear to represent 30% and 20%, respectively, of the aggregate bonus opportunity. Also, it is unclear from your disclosure what the performance goals are (especially with regard to "Strategic Direction" and "Leadership") and how the calculations are made to determine the amounts actually paid. For example:

● You do not explain the relationship between performance at the "Threshold," "Target" and "Maximum" levels for each "Stated Goal" and the number of "Points" that are awarded for such "Stated Goal."

● It is unclear what the amounts in the columns captioned "Threshold," "Target" and Maximum" on page 38 represent; are these financial results for fiscal year 2008 in comparison to fiscal year 2007?

● Under "Financial Measures" in the table on page 38, what is the meaning of "FY09 Plan: Deliver a Plan for the next fiscal year with improvements as indicated"?

● The table on page 38 appears to indicate that the maximum number of "Points" available may be 1,000, and yet on page 39, Mr. Simon appears to have been awarded 1,306 points.

● With regard to actual performance, you do not disclose the named executive officers' performance with regard to each "Stated Goal," instead providing only an "Overall Annual Incentive Plan Score," the calculation of which you do not explain.

● You do not explain the meaning of the column on page 39 captioned "Target Award as a Percentage of Base Salary."

● You do not explain the calculation of the column on page 39 captioned "Award under Annual Incentive Plan." For example, does the 100% under the column "Target Award as a Percentage of Base Salary" indicate that the dollar amount under "Award under Annual Incentive Plan" should equal the base salary? In this regard, we note that, as disclosed in the Summary Compensation Table, Mr. Simon's salary is not $1,730,000 and Mr. Lamel's salary is not $435,000.

Please revise to disclose all qualitative and quantitative performance goals established and explain in detail how these are used to calculate the bonus that is actually paid. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Please also explain in greater detail each named executive officer's performance against each of the "Stated Goals," the calculation of the "Points" and the calculation of the payouts.

5. We note your statement on page 39 that "Mr. Speiller's bonus for fiscal year 2008 has not yet been determined," and similar disclosure in footnote (5) to the Summary Compensation Table on page 44. Please provide disclosure regarding the determination of his bonus as soon as it becomes available, and please explain

why the bonus amount still has not been determined, even though more than seven months have passed since June 30, 2008 (the end of your fiscal year 2008).

Long-Term Incentive Program – Grant to Mr. Simon, page 40

6.   We note your statement that "the Board … determined that Mr. Simon should receive $12 million total value in a mix of equity grants and cash. This amount represented the Black-Scholes value of the options Mr. Simon would have held on April 1, 2008, had he been granted options on the schedule contemplated in his employment agreement." Please revise to add additional information as to the assumptions that were used for purposes of this Black-Scholes valuation. Also, please disclose the exercise prices that would have applied to the stock options if they had been granted on the dates specified under the employment agreement.

7.   We note your statement that there was a "lack of available shares under the 2002 Plan" to make grants to Mr. Simon. We also note your Proposal No. 3, beginning on page 17, to increase the maximum number of shares authorized for issuance under the 2002 Plan. If sufficient authorized shares were not available under the 2002 Plan, please explain how, and under what plan, the April 1, 2008 grants of stock options and restricted stock were made to Mr. Simon.

Severance Agreements, page 42

8.   We note your references to calculations that include multiples of annual salary and annual bonus. It appears that the $4 million cash amount that was paid to Mr. Simon in fiscal year 2008 in respect of ungranted stock options would be excluded from these calculations, because you state in footnote (1) to the Summary Compensation Table that the $4 million "does not represent either a discretionary or performance-based bonus award." Please clarify whether the $4 million would be excluded.

Summary Compensation Table, page 44

9.   We note your statement in footnote (1) to the table. Please move the $4,000,000 amount that currently appears in the "Bonus" column for Mr. Simon for 2008 to the "All Other Compensation" column, to avoid the implication that it is a bonus paid with respect to fiscal year 2008.

<u>Potential Payments upon Termination or Change-in-Control, page 47</u>

10.   We note your reference to "the Black-Scholes value of all options contemplated but not yet granted pursuant to the employment agreement." Would this apply to options contemplated to be granted during periods of employment up to termination only, or would it also apply to options contemplated to be granted during periods after termination? Also, please explain briefly how this Black-Scholes value would be calculated, and how it was calculated with regard to the hypothetical termination as of June 30, 2008.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3611, with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: N. Gholson